UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Notice of Results of the Ordinary General Shareholders’ Meeting held on November 28, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 6, 2019

Item 1

SUMMARY OF RESOLUTIONS

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

NOVEMBER 28, 2019

ITEM I

Report on the resignation, appointment and, if applicable, ratification of the Regular and Alternate members of the Board of Directors, as a result of the resolutions adopted by the Series “F” Special Shareholders' Meeting.

R E S O L U T I O N

FIRST.- “The Shareholders’ Meeting acknowledges the changes made by the Series "F" Special Shareholders' Meeting, therefore the composition of the Board of Directors of the Company will be as follows as of February 1, 2020:

Non- independent Series “F” Directors
Directors	Alternate Directors
D. Marcos Alejandro Martínez Gavica	D. Rodrigo Brand de Lara
D. Héctor Blas Grisi Checa	D. Ángel Rivera Congosto
D. Magdalena Sofía Salarich Fernández de Valderrama	D. Didier Mena Campos
D. Francisco Javier García-Carranza Benjumea	D. Emilio de Eusebio Saiz
Independent Series "F" Directors
D. Cesar Augusto Montemayor Zambrano	D. Juan Ignacio Gallardo Thurlow
D. Bárbara Garza Lagüera Gonda	D. José Eduardo Carredano Fernández
Independent Series "B" Directors
D. Antonio Purón Mier y Terán	D. Jesús Federico Reyes Heroles González Garza
D. Fernando Benjamín Ruíz Sahagún	D. Rogelio Zambrano Lozano
D. Alberto Torrado Martínez	D. Guillermo Francisco Vogel Hinojosa
D. María de Lourdes Melgar Palacios	D. Joaquín Vargas Guajardo
D. Gina Lorenza Diez Barroso Azcárraga	D. Guillermo Jorge Quiroz Abed

ITEM II

Proposal and, if applicable, approval to declare the payment of a cash dividend to shareholders of the Company, up to the amount and on the date determined by the Meeting.

R E S O L U T I O N S

SECOND.- “The Shareholders’ Meeting approves to declare the payment of a cash dividend to the Shareholders of the Company procure from the account "Income from Previous years" for an amount of $5,450’000,000.00 M.N. (Five thousand four hundred and fifty million Mexican pesos), to be paid on December 27, 2019.”

THIRD.- “It is agreed that such dividend shall be distributed to the Shareholders in proportion to the number of shares they own at a rate of $0.803006413933 M.N. per share, through the S.D Indeval Institución para el Depósito de Valores, S.A. de C.V.”

FOURTH.- “The Shareholders’ Meeting agrees to empower Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica, and Ms. Rocío Erika Bulhosen Aracil so that they, jointly or individually, may carry out all the necessary steps for the publication of the Notice to Shareholders in the newspapers “El Financiero” and “El Economista”.”

ITEM III

Designation of special delegates to formalize and carry out the resolutions adopted at the Meeting.

R E S O L U T I O N

FIFTH.- “Hereby we authorize Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, as Special Delegates of this Meeting so that any of them, in the name and behalf of the Company, may appear before a Notary Public of their choice to formalize as adequate the content of these Minutes and, if they consider it necessary or convenient, to prepare, subscribe and present the notices before any authority.

Hereby we authorize the Secretary and Assistant Secretary of the Board of Directors of the Company to issue simple or certified copies of these minutes as required and to make the necessary comments on the corporate books of the Company."